Dundee Corporation – CI Financial

FOR IMMEDIATE RELEASE

Toronto, September 24, 2007: Dundee Corporation said today that it is considering CI Financial’s proposed conditional intention to acquire all of the common shares of its subsidiary DundeeWealth Inc.

Dundee Corporation believes that CI Financial’s unsolicited expression of interest is a matter for board consideration.  Arrangements are in place for that discussion to take place.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources. Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc., a company with $62.6 billion in assets under management and administration. Dundee Corporation's real estate activities are conducted through its 78% owned subsidiary, Dundee Realty Corporation which manages $5 billion of Canadian commercial real estate and operates a land and housing business in Canada and the United States. Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation Ned Goodman President and Chief Executive Officer (416) 365-5665	Dundee Corporation Joanne Ferstman Executive Vice President and Chief Financial Officer (416) 365-5010